Exhibit 99.2

EXECUTION COPY

David C. Ruberg

InterXion Holding N.V.

Scorpius 30

2132 LR Hoofddorp

29 October 2019

STRICTLY PRIVATE AND CONFIDENTIAL

Dear Mr Ruberg,

In your capacity as board member of InterXion Holding N.V. (the “Company”) you are aware of our offer contemplated by that certain Purchase Agreement, dated as of the date hereof, by and among Parent, Buyer and the Company (the “Purchase Agreement”) for the acquisition by Buyer (the “Offeror”) of all of the outstanding ordinary shares in the Company (the “Shares”) in exchange for 0.7067 shares of Parent Common Stock per Share (the “Offer Consideration”) (the “Offer”). Capitalised terms used but not defined herein have the respective meanings ascribed to them in the Purchase Agreement.

You (the “Shareholder”) hold approximately 1,013,000 (or any other number of) Shares. As a material inducement to our willingness to enter into the Purchase Agreement and in view of our wish to secure your tender of all Shares held by you into the Offer and your willingness to tender these Shares, you hereby agree with us as follows.

Irrevocable undertaking

1.	Subject to the condition precedent that the Offer is made against at least the Offer Consideration mentioned above, the Shareholder shall irrevocably accept the Offer in respect of:

(a)	all Shares currently held by the Shareholder;

(b)

any Shares the Shareholder acquires after signing of this Agreement, before the Expiration Time (the “Acceptance Period”) (including without limitation any Shares received in respect of Company Equity Awards),

(the Shares referred to in subparagraphs (a) and (b) together the “Tendered Shares”).

2.	The Shareholder hereby confirms and represents to the Offeror that:

(a)

he has the power and authority to enter into this Agreement and perform his obligations hereunder, including accepting the Offer in respect of the Tendered Shares and transferring (leveren) the Tendered Shares pursuant to the Offer;

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(b)	he holds, directly or indirectly through a custodian account, full legal and beneficial title to the Tendered Shares;

(c)

the Tendered Shares are not subject to any claim, attachment, pledge, usufruct, retention of title, irrevocable undertaking, option, power of sale, right of retention, right of pre-emption, right of first refusal or any other third party right or security interest or any other restriction of the freedom to dispose, control, manage, enjoy, exercise or collect or an agreement to create any of the foregoing, with the exception of restrictions which arise directly from the law or this Agreement (collectively, “Encumbrance”); and

(d)

he does not have any right to subscribe, purchase or otherwise acquire any (other) securities of the Company, other than the statutory pre-emption right that applies in respect of the issue of new shares by the Company and other than shares subject to Company Equity Plans.

3.

The Shareholder’s irrevocable acceptance of the Offer in respect of the Tendered Shares shall be made ultimately on the third (3rd) stock exchange trading day of New York Stock Exchange after the Offer Commencement Date or, upon request of the Offeror, on any other stock exchange trading day within the Acceptance Period, which acceptance is to be made in accordance with the process to be set out in the Schedule TO applicable to the holders of Shares. If the Shareholder acquires any Shares after such time, the Shareholder shall immediately and irrevocably accept the Offer in respect of such Shares as well.

4.

The Shareholder shall transfer the Tendered Shares to the Offeror (or the group company designated by it, as the case may be) on the date of settlement of the Offer (the “Settlement Date”) as will be described in the Schedule TO, with full title guarantee, free from any Encumbrance and including, without limitation, the right to exercise the voting rights attached to the Tendered Shares and the right to receive any dividend, distribution or return of capital.

5.	The Shareholder shall not commit any act that would reasonably be expected to restrict or otherwise affect such Shareholder’s legal power, authority and right to vote all of the Tendered Shares.

6.

The Shareholder shall not withdraw the acceptance referred to in paragraph 1, including in the event the Offer is extended, even if such withdrawal would be allowed under the rules and regulations applicable to the Offer.

7.

In the event that the Offeror increases the Offer Consideration, such revised offer consideration will constitute the Offer Consideration for all purposes of this Agreement, unless otherwise agreed between the Parties.

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Voting rights

8.

The Shareholder shall not exercise or permit the exercise of the voting rights attached to the Tendered Shares in any meeting of shareholders of the Company in any manner that would reasonably be expected to prejudice or frustrate the Offer or prevent the Offer from being declared unconditional.

9.

The Shareholder shall exercise the voting rights attached to the Tendered Shares in favour of all resolutions proposed by the Company at the EGM (and any Subsequent EGM) or otherwise at any general meeting of shareholders of the Company which further the Offer or any transaction following the successful completion of the Offer contemplated in section 2.04(a) of the Purchase Agreement.

Termination

10.

Except for paragraphs 12 through 23, which will survive termination of this Agreement, the undertakings and obligations included in this Agreement shall lapse if the Purchase Agreement has been validly terminated.

11.

If the undertakings and obligations included in this Agreement lapse in accordance with paragraph 10, the Shareholder shall have no claim against the Offeror and the Offeror shall have no claim against the Shareholder (in each case with respect thereto), provided that such lapse of the Shareholder’s obligations hereunder shall not affect any rights or liabilities under this Agreement in respect of prior breaches of such obligations.

Miscellaneous

12.

The Shareholder confirms that he is aware of and shall strictly comply with the applicable corporate and securities laws and stock exchange regulations, including in particular with respect to the prohibition to trade in securities when in possession of inside information and to the dispersion of inside information.

13.

This Agreement contains the entire agreement between the parties to this Agreement (each a “Party” and together, the “Parties”) relating to the subject matter of this Agreement and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

14.

If part of this Agreement is or becomes invalid or non-binding, the Parties shall remain bound to the remaining part. The Parties shall replace the invalid or non-binding part by provisions which are valid and binding and the legal effect of which, given the contents and purpose of this Agreement, is, to the greatest extent possible, similar to that of the invalid or non-binding part.

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15.

No Party may assign, encumber, dispose of or otherwise transfer any of its rights under this Agreement in whole or in part without having obtained the other Party’s prior written consent, provided that the Offeror may transfer its rights and obligations under this Agreement to any member of its group as described in article 2:24b of the Dutch Civil Code.

16.	No waiver of any provision of this Agreement shall be effective unless such waiver is in writing and signed by or on behalf of the Party entitled to such waiver.

17.	No amendment of this Agreement shall be effective unless such amendment is in writing and signed by or on behalf of each of the Parties.

18.	Save as expressly otherwise stated, this Agreement does not contain any stipulation in favour of a third party (derdenbeding).

19.

The Parties hereby waive (i) their rights under articles 6:265 up to and including 6:272 and 6:228 of the Dutch Civil Code to rescind (ontbinden) or demand in legal proceedings the rescission (ontbinding) of this Agreement and (ii) their rights to annul and to demand in legal proceedings annulment (vernietiging) of this Agreement.

20.	All costs which a Party has incurred or must incur in negotiating, preparing, concluding or performing this Agreement are for its own account.

21.

A notice or other communication under or in connection with this Agreement shall be in writing and shall be delivered personally or sent by registered express mail (and air mail if overseas) to the Party due to receive the notice or communication, at its address set out hereunder (or another address specified by that Party by written notice to the other):

if to the Offeror

DN 39J 7A B.V.
Address:	Prins Berhardplein 200
1097 JB Amsterdam
Attention:	Greg Wright
Joshua Mills
Email:	gwright@digitalrealty.com; jmills@digitalrealty.com

with a copy, which shall not constitute notice, to:

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Latham & Watkins LLP
Attn:	Julian Kleindorfer
Charles K. Ruck
David M. Wheeler
Address:	355 South Grand Avenue
Los Angeles, California 90071
United States of America
Email:	julian.kleindorfer@lw.com;
charles.ruck@lw.com;
david.wheeler@lw.com
and
De Brauw Blackstone Westbroek N.V.
Attn:	Paul Cronheim
Address:	Claude Debussylaan 80
1082 MD Amsterdam
The Netherlands
E-mail:	paul.cronheim@debrauw.com

if to the Shareholder

David C. Ruberg
Address:	Scorpius 30
2132 LR Hoofddorp
The Netherlands
E-mail:	davidr@interxion.com

with a copy, which shall not constitute notice, to:

Debevoise & Plimpton LLP
Attn:	Jeffrey J. Rosen
William D. Regner
Sue Meng
Address:	919 Third Avenue
New York, NY 10022
United States of America
Email:	jrosen@debevoise.com
wdregner@debevoise.com
smeng@debevoise.com

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and
Greenberg Traurig, LLP
Attn:	Bas Vletter
Address:	Leidseplein 29
1017 PS Amsterdam
The Netherlands
Email:	vletterb@gtlaw.com

22.	This Agreement shall be governed by the laws of the Netherlands.

23.	The Parties shall settle all disputes in connection with this Agreement, including disputes concerning the existence and validity hereof, before the competent courts in Amsterdam, the Netherlands.

If you are in agreement with the foregoing, please validly sign a copy of this letter for your approval and return it to Greg Wright and Joshua Mills (gwright@digitalrealty.com; jmills@digitalrealty.com), with a copy to Julian Kleindorfer (julian.kleindorfer@lw.com), whereupon this Agreement shall become a binding agreement between you and us, effective per 29 October 2019.

[The remainder of this page has been intentionally left blank.]

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THIS AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

OFFEROR

DN 39J 7A B.V.

/s/ Jeannie Lee		/s/ Ronald Rosenboom
By: Digital Realty Netherlands B.V.,		By: Digital Realty Netherlands B.V.,
its managing director		its managing director

By:	Jeannie Lee	By:	Ronald Rosenboom
Title: managing director A		Title: managing director B

FOR APPROVAL:

SHAREHOLDER

David C. Ruberg

/s/ David C. Ruberg

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